Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

NN, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

NN, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.    Section 3 of Article V of the Restated Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

“Until the election of directors at the 2021 annual meeting of stockholders of the Corporation, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible. Each director elected at or prior to the 2018 annual meeting of stockholders shall be elected for a term expiring on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which the director was elected. Each director elected at the 2019 annual meeting of stockholders shall be elected for a one-year term expiring at the 2020 annual meeting of stockholders. Each director elected at the 2020 annual meeting of stockholders shall be elected for a one-year term expiring at the 2021 annual meeting of stockholders. At the 2021 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified.”

2.     The second paragraph of Section 5 of Article V of the Restated Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows.

“Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office to which they have been elected expires pursuant to Section 3 of this Article V and until such director’s successor shall have been duly elected and qualified. No decrease in the authorized number of directors constituting the Board of Directors shall shorten the term of any incumbent director. For the purpose of this Certificate of Incorporation, “Whole Board” shall mean the total number of directors which the Corporation would have if there were no vacancies.”

3.     The amendment to the Restated Certificate of Incorporation effected hereby has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.    This Certificate of Amendment will become effective when filed with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its duly authorized officer this 16th day of May, 2019.

NN, INC.

By:	/s/ Matthew S. Heiter
Name:	Matthew S. Heiter
Title:	Senior Vice President, General Counsel